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The Board of Directors
Adams Outdoor Limited Partnership:

  We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the registration statement.

  Our report dated February 23, 1996, except for the last paragraph of note 7 and note 12 which are as of February 28, 1996, contains an explanatory paragraph that states that the Company's cash flow from operations will not be sufficient to fund its long-term debt obligations of approximately $105 million due in 1997. This raises substantial doubt about the entity's ability to continue as a going concern after such maturity date if the Company is unable to refinance such long-term obligations prior to their maturity. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                                /s/ KPMG Peat Marwick LLP

                                                  KPMG Peat Marwick LLP

Atlanta, Georgia

June 5, 1996